Exhibit 7

AMENDED AND RESTATED

REINSURANCE AGREEMENT

BETWEEN

DELAWARE LIFE INSURANCE COMPANY

AND

HANNOVER LIFE REASSURANCE COMPANY OF AMERICA

EFFECTIVE DATE: JANUARY 1, 2018

SCHEDULES

Schedule A-1 - Policies

Schedule A-2 - Certain Policies

Schedule B - Quarterly Settlement Report

Schedule C - Other Reports

Schedule D - DAC Tax Adjustment

Scchedule E - Reserve Methodology

AMENDED AND RESTATED REINSURANCE AGREEMENT

THIS AMENDED AND RESTATED REINSURANCE AGREEMENT (this “Agreement”) became effective as of January 1, 2018 (the “Effective Date”) and was amended and restated effective as of July 1, 2018 (the “Amended and Restated Date”), by and between Delaware Life Insurance Company, a Delaware company (the “Ceding Company”), and Hannover Life Reassurance Company of America, a Florida company (the “Reinsurer”).

WHEREAS, the Ceding Company desires to cede risks under certain variable annuity contracts issued by the Ceding Company; and

WHEREAS, the Reinsurer desires to reinsure risks under certain variable annuity contracts issued by the Ceding Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Ceding Company and the Reinsurer agree as follows:

ARTICLE I - DEFINITIONS

As used in this Agreement, a capitalized term has the meaning as set forth in its respective Article, Section, Paragraph or Subparagraph of an Article. Each of the following capitalized terms as used in this Agreement has the respective meaning set forth below.

1.	“Accounting Period” is as defined in Article XI, Section 1.

2.	“Account Value” shall mean for each Policy, the sum of the contract values of the Fixed Account and Variable Account.

3.	“Agreement” shall have the meaning set forth in the preamble.

4.	“Amended and Restated Date” shall have the meaning set forth in the preamble.

5.

“Applicable Law” shall mean any domestic or foreign, federal, state, or local statute, law, ordinance, or code, and any written rules, regulations or administrative interpretations issued by any Governmental Authority, in each case applicable to either party or the subject matter hereof, and any order, writ, injunction, directive, judgment or decree by a court of competent jurisdiction applicable to either party or the subject matter hereof.

6.	“Business Day” shall mean any day other than Saturday, Sunday or a day in which banking institutions in New York are permitted or obligated by law to be closed.

7.	“Cash Surrender Value” shall mean for each Policy the Account Value less any applicable withdrawal charges, as such terms or similar terms are referenced in the Policy.

8.	“Ceding Company” shall have the meaning set forth in the preamble.

9.

“Ceding Company Change in Law” means any change in Applicable Law, accounting standard, regulatory requirement, U.S. federal, state or local tax regulation, or a nationally recognized statistical rating agency treatment which would reasonably be expected to have a material adverse impact on the Ceding Company’s intended economics of this Agreement (as such intent existed at the time of execution of this Agreement). A change in Applicable Law, new accounting rule or regulatory requirement or tax regulation or a rating agency treatment change shall include any new interpretation or clarification by a governing body having jurisdiction over the Ceding Company which causes an existing accounting rule, tax regulation or regulatory requirement to apply to this Agreement, or a change in the treatment of this Agreement by a nationally recognized statistical rating agency that has a material adverse impact on the required amount of rating agency capital that is used to establish the rating of the Ceding Company.

10.	“Ceding Company Change in Law Trigger Event” is as defined in Article XX, Section 5, Subparagraph (c).

11.	“Code” is as defined in Article XXI, Section 12.

12.	“Coinsurance Benefits” is as defined in Article VI, Section 3, Coinsurance Benefits.

13.	“Coinsurance Premiums” is as defined in Article IV, Section 4.

14.	“Compensatory Damages” are those amounts awarded to compensate for losses sustained as a direct result of the injury suffered, and are not awarded as a penalty, nor fixed in amount by statute.

15.

“Customer Information” includes medical, financial, and other personal information about proposed, current, and former Policy owners, insureds, applicants, and beneficiaries of the Policies in each case to the extent required to be held in confidence under Applicable Law.

16.	“Delaware SAP” shall mean the statutory accounting principles and practices prescribed or permitted by the State of Delaware, as in effect from time to time.

17.	“Delayed Payment Rate” shall mean an annual rate equal to (a) LIBOR as of the last Business Day of the Accounting Period for which the relevant payment was due plus (b) 300 bps.

18.	“Disputed Item” is as defined in Article XVIII, Section 2.

19.	“Effective Date” shall have the meaning set forth in the preamble.

20.	“Errors” is as defined in Article XI, Section 4.

21.	“Expense Allowance” is as defined in Article V.

22.	“Experience Refund” shall mean, for any Accounting Period, the amount computed and recorded in Line AM of Schedule B, for such Accounting Period.

23.

“Experience Refund Termination Event” shall mean the Ceding Company materially breaches any representation, warranty, or covenant under this Agreement that results in or could reasonably be expected to result in a materially adverse economic effect on the statutory earnings generated by the Reinsurer (determined by the Reinsurer acting reasonably) with respect to the business ceded under this Agreement (without regard to any Experience Refund payable by the Reinsurer to the Ceding Company under this Agreement), and the Ceding Company fails to cure such breach to the reasonable satisfaction of the Reinsurer within sixty (60) days of the earlier of discovering the breach itself or being notified by the Reinsurer in writing of such a breach. For the avoidance of doubt, the Ceding Company may dispute the Reinsurer’s determination that a breach of any representation, warranty or covenant has occurred or that any such breach results in or would reasonably be expected to result in a materially adverse economic effect on the statutory earnings generated by the Reinsurer and any such dispute will be resolved pursuant to Article XVIII and an Experience Refund Termination Event related to such dispute shall not be deemed to have occurred until the final resolution of such dispute.

24.

“Extra Contractual Obligations” shall mean any liabilities or obligations of the Ceding Company other than those liabilities or obligations arising under the express terms and conditions of the Policies reinsured under this Agreement. Payments not covered by this Agreement include, but are not limited to: (a) statutory or regulatory fines or other penalties; (b) ex gratia payments; (c) Compensatory Damages; (d) Punitive Damages or exemplary damages; (e) consequential damages; (f) declaratory judgments; (g) legal fees or expenses; (h) costs relating to the investigation, settlement or handling of claims; (i) payments resulting from the failure to pay, the delay in payment, or errors in calculating or administering the payment of benefits or claims or any other amounts due or alleged to be due under or in connection with the Policies; (j) any other costs or expenses of settling or adjudicating contested claims, if such costs or expenses are not incurred in the ordinary course of claims settlement or payment; and (k) payments related to the failure to pay, the delay in payment, or errors in calculating or administering the payment of, unclaimed property liabilities related to the Policies; and (l) payments related to the failure or potential failure of any of the Policies to comply with the requirements of the Code applicable thereto, or to qualify for their intended tax status.

25.	“FATCA” is as defined in Article XXI, Section 12.

26.

“Fixed Account” shall mean for each Policy either (i) the “Fixed Account” referenced in the Policy, or (ii) the similar term in the Policy that refers to the applicable Ceding Company account which includes assets that are available to satisfy liabilities of the Ceding Company’s general account, which in each case of item (i) or (ii) consists of the policyowner’s funds not otherwise allocated to the Variable Account. The “Fixed Account” shall include any Non-Insulated Separate Account.

27.	“Fixed Account Coinsurance Quota Share” shall mean 100%.

28.

“Governmental Authority” shall mean any federal, state, county, local, foreign or other governmental or public agency, instrumentality, commission, authority or self-regulatory organization, board or body.

29.

“Gross Statutory Reserve” shall mean such reserve as calculated by the Ceding Company for the Policies in accordance with the methodology set forth on Schedule E. Any departure from this reserving methodology is subject to prior written approval by the Reinsurer, such approval not to be unreasonably conditioned, delayed or withheld.

30.

“Hannover Gross Statutory Reserve” shall mean such reserve as calculated by the Ceding Company for the Policies in accordance with the methodology set forth on Schedule E. Any departure from this reserving methodology is subject to prior written approval by the Reinsurer, such approval not to be unreasonably conditioned, delayed or withheld.

31.

“Independent Firm” shall mean Milliman, Inc., or if Milliman, Inc. is unable or unwilling to serve, with respect to a dispute under Article XVIII, Section 2, another nationally recognized independent accounting or actuarial firm with actuarial expertise selected by the Ceding Company and the Reinsurer in good faith within ten (10) days after the expiration of the thirty (30) day period specified in Article XVIII, Section 1.

32.	“Initial Consideration” is as defined in Article IV, Section 1.

33.	“IRS” is as defined in Article XXI, Section 12.

34.	“LCF Adjustment” shall mean, for any Accounting Period, the amount computed and recorded in Line AP of Schedule B, for such Accounting Period.

35.

“LCF Interest” shall mean, for any Accounting Period, the amount computed based on the amount of the Loss Carry Forward as of the beginning of such Accounting Period and an interest rate of 1.75% per quarter. The LCF Interest shall be recorded in Line AO of Schedule B, for such Accounting Period.

36.

“LIBOR” shall mean, as of the date of determination, the three-month London Interbank Offered Rate with respect to deposits in dollars which appears on the Reuters Screen LIBOR01 Page (or any successor service or replacement page) at 11:00 am on such date.

37.

“Loss Adjustment Expenses” shall include all payments of fees and expenses associated with investigation, litigation (including without limitation reasonable attorneys’ fees) and settlement of claims, as distinguished from the amount of a claimant’s recovery from the Ceding Company under such claimant’s contract.

38.	“Loss Carry Forward” is as defined in and calculated in Article IX.

39.	“Maximum Trigger Event” is as defined in Article VIII, Section 2.

40.	“Maximum Trigger Recapture Option” is as defined in Article XIII, Section 2, Subparagraph (c).

41.	“Merger Event” is as defined in Article VIII, Section 2.

42.	“Modco Benefits” is as defined in Article VI, Section 2.

43.	“Modco Investment Income” is as defined in Article X, Section 3.

44.	“Modco Premiums” is as defined in Article IV, Section 3.

45.	“Modco Quota Share” shall mean 99%.

46.	“Modco Reserve” shall mean, at the date of determination, the Modco Quota Share of the total of the Variable Account values of all Policies.

47.	“Modified Coinsurance Reserve Adjustment” is as defined in Article X, Section 3.

48.

“Net Statutory Reserve” shall mean such reserve as calculated by the Ceding Company for the Policies in accordance with the methodology set forth on Schedule E. Any departure from this reserving methodology is subject to prior written approval by the Reinsurer, such approval not to be unreasonably conditioned, delayed or withheld.

49.

“Non-Insulated Separate Account” shall mean a separate account of the Ceding Company established for certain Policies that include a market value adjustment feature associated with fixed rates, including for amounts allocated to the fixed portion of certain combination fixed and variable Policies, which separate account includes assets that are not legally insulated from claims of the Ceding Company’s other creditors and are available to satisfy liabilities of the Ceding Company’s general account.

50.	“Non-Payment Termination Date” is as defined in Article XIII, Section 2, Subparagraph (f).

51.	“OFAC” is as defined in Article XXI, Section 11.

52.	“Person” shall mean an individual, corporation, partnership, joint venture, limited liability company, association, trust, unincorporated organization, Governmental Authority or other entity.

53.

“Policies” shall mean those annuity contracts issued by the Ceding Company under the Policy numbers set forth in Schedule A-1 and shall exclude all riders, binders, contracts, certificates, supplements, and endorsements issued in connection therewith except to the extent expressly included in Schedule A-1.

54.	“Prohibited Person” is as defined in Article XXI, Section 11.

55.

“Proprietary Information” includes any information provided by or on behalf of one party hereunder to the other party, including any reports delivered hereunder, or any underwriting manuals and guidelines, contract forms, and premium rates and allowances of the Reinsurer or the Ceding Company, as applicable; provided, however, that notwithstanding the foregoing, Proprietary Information does not include such items to the extent such information and reports (i) are or become available to the public without breach of this Agreement, (ii) are disclosed to the recipient by another source without breach of any agreement with the disclosing party, or (iii) are consented to in writing by the other party prior to any disclosure by the recipient.

56.	“Punitive Damages” are those damages awarded as a penalty, the amount of which is neither governed nor fixed by statute.

57.	“Recapture Fee” is as defined in Article XIII, Section 3.

58.

“RBC Ratio” means the ratio of (i) Total Adjusted Capital (as defined in the NAIC Risk Based Capital (RBC) Model Act or in the rules and procedures prescribed by the NAIC with respect thereto), to (ii) the Authorized Control Level RBC (as defined in the NAIC Risk Based Capital (RBC) Model Act or in the rules and procedures prescribed by the NAIC with respect thereto).

59.	“Reinsurance Benefits” is as defined in Article VI, Section 1.

60.	“Reinsurance Credit Event” is as defined in Article XV.

61.	“Reinsurance Notional” shall mean, at the date of determination, an amount equal to the greater of: (i) $25 million and (ii) the Reinsurance Reserve Credit.

62.	“Reinsurance Premiums” is as defined in Article IV, Section 2.

63.	“Reinsurance Reserve Credit” shall mean, at the date of determination, an amount equal to (i) the Gross Statutory Reserve, less (ii) Net Statutory Reserve.

64.	“Reinsurance Risk Charge” is as defined in Article VII.

65.	“Reinsurer” shall have the meaning set forth in the preamble.

66.

“Reinsurer Change in Law” means any change in Applicable Law, accounting standard, regulatory requirement, U.S. federal, state or local tax regulation, or a nationally recognized statistical rating agency treatment which would reasonably be expected to have a material adverse impact on the Reinsurer’s intended economics of this Agreement (as such intent existed at the time of execution of this Agreement). A change in Applicable Law, new accounting rule or regulatory requirement or tax regulation or a rating agency treatment change shall include any new interpretation or clarification by a governing body having jurisdiction over the Reinsurer, which causes an existing accounting rule, tax regulation or regulatory requirement to apply to this Agreement or any affiliated retrocession agreement effective as of the Effective Date that relates to this Agreement and is executed no later than July 31, 2018, or a change in the treatment of this Agreement or any affiliated retrocession agreement effective as of the Effective Date that relates to this Agreement and is executed no later than July 31, 2018 by a nationally recognized statistical rating agency that has a material adverse impact on the required amount of rating agency capital that is used to establish the rating of the Reinsurer.

67.	“Reinsurer Change in Law Trigger Event” is as defined in Article XX, Section 5, Subparagraph (b).

68.	“Sanction Laws” is as defined in Article XXI, Section 11.

69.

“Settlement Procedures” shall mean the procedures set forth in Article XI, pursuant to which the various amounts owing by the parties to each other pursuant to the provisions of this Agreement for each Accounting Period are settled following such Accounting Period.

70.	“Standby Fee” is as defined in Article VII.

71.	“Standby Reinsurance Notional” is as defined in Article VII.

72.	“Termination Accounting Report” is as defined in Article XIV, Section 1.

73.

“Variable Account” shall mean for each Policy either (i) the “Variable Account” referenced in the Policy or (ii) the applicable separate account of the Ceding Company, which in each case of item (i) or (ii) is a statutory separate account of the Ceding Company established in accordance with Applicable Law that consists of assets set aside and kept separate from the Ceding Company’s general account assets and not chargeable with liabilities arising out of any other business of the Ceding Company. Such statutory separate accounts of the Ceding Company do not include any Non-Insulated Separate Accounts, which Non-Insulated Separate Accounts shall be part of the Fixed Account.

74.	“Variable Account Coinsurance Quota Share” shall mean 1%.

ARTICLE II - INTERPRETATION

1.

When a reference is made to an Article, Section, Paragraph, Subparagraph, Schedule, or Exhibit such reference shall be to an Article, Section, Paragraph, Subparagraph, Schedule, or Exhibit of or to this Agreement unless otherwise indicated.

2.	Whenever the words “include”, “includes”, or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

3.	The word “Agreement” means this Agreement as amended or supplemented, together with all

Schedules and Exhibits attached hereto or incorporated by reference, and the words “hereof,” “herein,” “hereto,” “hereunder”, and other words of similar import shall refer to this Agreement in its entirety and not to any particular Article, Section, Paragraph, Subparagraph, or provision of this Agreement.

4.	Reference to any Applicable Law means such Applicable Law as amended, modified, codified, replaced, or reenacted, and all rules and regulations promulgated thereunder.

5.	The references to “days” mean calendar days unless Business Days are expressly specified.

6.	The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

7.

Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein shall mean such agreement or instrument as from time to time amended, restated, modified, or supplemented, including by waiver or consent.

8.	Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

9.	The words “writing”, “written”, and comparable terms refer to printing, typing, and other means of reproducing words in a visible form, including electronic media.

10.	References to a Person include successors and permitted assigns of that Person.

11.

Notwithstanding anything to the contrary contained in this Agreement, if (i) any report, instrument, document, certification, data, or any other information that is required to be delivered under this Agreement is required to be delivered on a day that is not a Business Day, or (ii) the last day of any period within which any such report, instrument, document, certification, data, or other information is required to be delivered under this Agreement is not a Business Day, then, in each case, such report, instrument, document certification, data, or other information shall be required to be delivered on the next succeeding Business Day.

ARTICLE III - SCOPE OF REINSURANCE

1.	Cover

Subject to the terms and conditions of this Agreement, as of the Effective Date, the Ceding Company hereby cedes to the Reinsurer, and the Reinsurer hereby accepts and agrees to assume and reinsure the Reinsurance Benefits under the Policies.

2.	Plan of Reinsurance

This indemnity reinsurance is on a modified coinsurance basis in respect of the Modco Benefits under the Policies and on a coinsurance basis in respect of the Coinsurance Benefits under the Policies.

3.	Other Reinsurance

The Ceding Company hereby represents and warrants that it has not entered into any other reinsurance with respect to the Reinsurance Benefits under the Policies.

The Ceding Company shall not enter into any new, or amend any existing, reinsurance arrangements, to apply to the Reinsurance Benefits under the Policies, without the prior written consent of the Reinsurer (which consent shall not be unreasonably withheld, conditioned or delayed). To the extent Ceding Company takes any such action without the prior written consent of the Reinsurer, all amounts payable by the Ceding Company or the Reinsurer under this Agreement shall be determined without regard to such action.

4.	Follow the Fortunes; Good Faith

All reinsurance for which the Reinsurer will be obligated by virtue of this Agreement will be subject to the same terms, conditions, interpretations, waivers, modifications, and alterations as the respective Policies of the Ceding Company to which this Agreement applies. In furtherance of the foregoing, the true intent of this Agreement is that the Reinsurer shall follow the fortunes of the Ceding Company with respect to the Reinsurance Benefits under the Policies.

The parties agree that this Agreement is entered into with the understanding that the principles of utmost good faith traditional to reinsurance shall be adhered to in the formation, execution and performance of this Agreement and shall govern the parties’ rights and obligations and all matters with respect to this Agreement; provided, however, that the Reinsurer agrees that the Ceding Company’s disclosure obligations shall in no case be deemed to exceed the information the Ceding Company is expressly obligated to disclose under the terms of this Agreement.

ARTICLE IV - REINSURANCE PREMIUMS

1.	Initial Consideration

On the Effective Date, the Ceding Company paid the Reinsurer an initial consideration amount equal to 100% of the total of the Variable Account values of all Policies as of the Effective Date (the “Initial Consideration”).

2.	Reinsurance Premiums

Each Accounting Period, the Ceding Company will pay to the Reinsurer, pursuant to the Settlement Procedures, an amount equal to the “Reinsurance Premiums” for such Accounting Period which shall be an amount equal to the sum of the Modco Premiums and the Coinsurance Premiums for such Accounting Period.

3.	Modco Premiums

The “Modco Premiums” for an Accounting Period shall be an amount equal to the Modco Quota Share of all policyholder direct premiums received by the Ceding Company with respect to the Policies and deposited into the Variable Account each Accounting Period. The Reinsurer will treat the Modco Premiums as paid premium for statutory financial statement purposes and for purposes of this Agreement regardless of the mode of collection by the Ceding Company.

4.	Coinsurance Premiums

The “Coinsurance Premiums” for an Accounting Period shall be an amount equal to the Fixed Account Coinsurance Quota Share of all policyholder direct premiums received by the Ceding Company with respect to the Policies and deposited into the Fixed Account, plus the Variable

Account Coinsurance Quota Share of all policyholder direct premiums received by the Ceding Company with respect to the Policies and deposited into the Variable Account each Accounting Period. The Reinsurer will treat the Coinsurance Premiums as paid premium for statutory financial statement purposes and for purposes of this Agreement regardless of the mode of collection by the Ceding Company. For the avoidance of doubt, the Ceding Company shall retain all assets backing the Variable Account Coinsurance Quota Share portion of the Variable Account in a separate account for the benefit of the policyholders.

ARTICLE V - EXPENSE ALLOWANCE

Each Accounting Period, the Reinsurer will pay to the Ceding Company, pursuant to the Settlement Procedures, an “Expense Allowance” in an amount equal to the sum of:

(i)	0.05% of the Modco Reserve at the beginning of the Accounting Period; plus

(ii)	0.05% of the Fixed Account at the beginning of the Accounting Period; plus

(iii)	all rider fees with respect to the Policies deducted from the Variable Account and Fixed Account during the Accounting Period; plus

(iv)	for Policies covered under the Gold/Platinum/Fut/Fut II contracts, which Policies are listed on Schedule A-2, 0.10% of the Account Value at the beginning of the Accounting Period.

ARTICLE VI - REINSURANCE BENEFITS

1.	Reinsurance Benefits

Each Accounting Period, the Reinsurer will pay to the Ceding Company, pursuant to the Settlement Procedures, an amount equal to the “Reinsurance Benefits” for such Accounting Period which shall be an amount equal the sum of the Modco Benefits and the Coinsurance Benefits for such Accounting Period. The Reinsurance Benefits, including the Modco Benefits and the Coinsurance Benefits, shall not include any amounts excluded from coverage under the terms of this Agreement, including pursuant to Article VI, Section 5.

2.	Modco Benefits

The “Modco Benefits” for an Accounting Period shall be an amount equal to the ModCo Quota Share of all surrender benefits, death benefits, annuitization benefits and withdrawals paid under the Policies from the Variable Account during the Accounting Period, but excluding any portion of such benefits that are in excess of the Policy’s Account Value allocated to the Variable Account. For the avoidance of doubt, Modco Benefits shall not include any additional benefits paid in excess of the Policy’s Account Value allocated to the Variable Account, such as enhanced death benefits, guaranteed lifetime withdrawal benefits, guaranteed minimum income benefits, and guaranteed minimum accumulation benefits.

3.	Coinsurance Benefits

The “Coinsurance Benefits” for an Accounting Period shall be an amount equal to (i) the Fixed Account Coinsurance Quota Share of all surrender benefits, death benefits, annuitization benefits and withdrawals paid under the Policies from the Fixed Account during the Accounting Period, but excluding any portion of such benefits that are in excess of the Policy’s Account Value allocated to the Fixed Account, plus (ii) the Variable Account Coinsurance Quota Share of all surrender benefits, death benefits, annuitization benefits, and withdrawals paid under the Policies from the Variable Account during the Accounting Period, but excluding any portion of such benefits that are in excess of the Policy’s Account Value allocated to the Variable Account. For the avoidance of doubt, Coinsurance Benefits shall not include (Y) any additional benefits paid in excess of the Policy’s Account Value, such as enhanced death benefits, guaranteed lifetime withdrawal benefits, guaranteed minimum income benefits, and guaranteed minimum accumulation benefits or (Z) any benefits, expenses or other amounts that are associated with or allocable to the Modco Quota Share portion of the Variable Account but ultimately paid out of the Ceding Company’s general account.

4.	Contested Claims

The Ceding Company will advise the Reinsurer of its intention to contest, compromise, or litigate a claim involving a Policy. The Reinsurer will not participate in the contest, compromise, or litigation of a claim, and will discharge its liability to the Ceding Company by payment of the full amount of its liability for Reinsurance Benefits on the Policy as if there had been no contest, compromise, or litigation.

5.	Extra-Contractual Obligations and Loss Adjustment Expenses

This Agreement does not cover, and the Reinsurer will not participate in, any Extra Contractual Obligations or Loss Adjustment Expenses, including, but not limited to, Punitive Damages or Compensatory Damages that are awarded against the Ceding Company as a result of an act, omission, or course of conduct committed by the Ceding Company, its agents, or representatives in connection with the Policies (including with respect to the form, marketing, sale, underwriting, production, issuance, cancellation or administration of the Policies) that are not contractually covered by the terms of the Policies.

6.	Premium Taxes; Insolvency Funds

Other than the Expense Allowance payable by the Reinsurer, the Reinsurer shall not be obligated to pay to the Ceding Company any share of any liability of the Ceding Company arising, by contract, operation of law, or otherwise, from (i) any taxes assessed on the premiums or fees under the Policies or (ii) its participation or membership, whether voluntary or involuntary, in any insolvency or guaranty fund or from reimbursement of any Person for any such liability.

7.	Dividends

The Policies do not provide any dividend option for the policyholders thereof.

ARTICLE VII - REINSURANCE RISK CHARGE

Each Accounting Period, the Ceding Company will pay to the Reinsurer, pursuant to the Settlement Procedures, an amount equal to the “Reinsurance Risk Charge” for such Accounting Period which shall be an amount equal to 0.5% of the Reinsurance Notional at the end of the Accounting Period, plus the Standby Fee for the Accounting Period.

The “Standby Fee” for each Accounting Period shall equal 0.05% times the result of (i) minus (ii) (the “Standby Reinsurance Notional”), where

(i)	equals the Hannover Gross Statutory Reserve at the end of the Accounting Period; and,

(ii)

equals the greater of (a) the Reinsurance Notional, and (b) (I) the Fixed Account Coinsurance Quota Share, times (II) the aggregate of all Fixed Account Cash Surrender Values at the end of the Accounting Period.

For the avoidance of doubt, the Standby Fee cannot be negative.

ARTICLE VIII - EXPERIENCE REFUND

1.	Experience Refund

Subject to the Experience Refund expiring pursuant to Article VIII, Section 2, for each Accounting Period, if no Maximum Trigger Event has occurred as of the end of or prior to such Accounting Period, the Reinsurer will pay the Ceding Company, pursuant to the Settlement Procedures, an Experience Refund, if the Experience Refund is a positive amount for the current Accounting Period. If the Experience Refund is a negative amount for the current Accounting Period, then no Experience Refund will be payable for the current Accounting Period and the absolute value of any negative amount will be added to the Loss Carry Forward as part of the LCF Adjustment.

2.	Expiration of the Experience Refund

The Experience Refund will automatically terminate for all Policies on the earlier of:

(i) January 1, 2028 (in which case, the last Experience Refund, if any, would be paid for the Accounting Period ending December 31, 2027);

(ii) the end of the Accounting Period immediately prior to the occurrence of a Maximum Trigger Event, in which case (subject to Article XIV, Section 1, Subparagraph (f)), the last Experience Refund, if any, would be paid for the Accounting Period ending immediately prior to the occurrence of the Maximum Trigger Event. A “Maximum Trigger Event” shall occur if (i) prior to January 1, 2023, the aggregate of the Account Values allocable to all Fixed Accounts at the end of an Accounting Period exceeds $500 million; or (ii) on and after January 1, 2023, either (A) the loss carryforward balance is positive at the end of an Accounting Period or (B) the ratio of (Y) divided by (Z) exceeds three percent (3%), where (Y) equals the aggregate of the Account Values allocable to all Fixed Accounts and (Z) equals the aggregate Account Value at the end of an Accounting Period.

(iii) the end of the Accounting Period during which the Reinsurer delivers a written notice to the Ceding Company that Reinsurer is terminating the Experience Refund because an Experience Refund Termination Event has occurred prior to delivery of such notice (in which case, the last Experience Refund, if any, would be paid for the Accounting Period during which the Reinsurer delivers such notice); provided, however, that if the Reinsurer provides such notice with less than sixty (60) days remaining in an Accounting Period, the Experience Refund will not terminate until the end of the Accounting Period immediately following the Accounting Period in which such notice is provided;

(iv) the end of the Accounting Period during which the Reinsurer delivers a written notice to the Ceding Company that the Reinsurer is terminating the Experience Refund because of a Reinsurer Change in Law Trigger Event has occurred prior to the delivery of such notice (in which case, the last Experience Refund, if any, would be paid for the Accounting Period during which the Reinsurer delivers such notice); and

(v) the end of the Accounting Period during which the Reinsurer delivers a written notice to the Ceding Company that the Reinsurer is terminating the Experience Refund because (a) there has been a change of “control” (as defined in the insurance holding company system provisions of the Delaware Insurance Code) of the Ceding Company that involves a change in the “ultimate controlling person(s)” (as defined in the insurance holding company system provisions of the Delaware Insurance Regulations) of the Ceding Company and (b) within six months immediately following such change of control, (I) the Ceding Company’s financial strength rating falls below B+ as rated by A.M. Best Company or below BBB- as rated by Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business or (II) the Ceding Company is no longer rated by A.M. Best Company or Standard & Poor’s Ratings Services (and A.M. Best Company or Standard & Poor’s Ratings Services or a successor, as applicable, is still in the business of providing ratings to insurance companies) (a “Merger Event”); provided, however, that if the Reinsurer provides such notice with less than sixty (60) days remaining in an Accounting Period, the Experience Refund will not terminate until the end of the Accounting Period immediately following the Accounting Period in which such notice is provided.

ARTICLE IX - LOSS CARRY FORWARD

The “Loss Carry Forward” is initially set equal to zero (0). Each Accounting Period subsequent to the initial Accounting Period, the Loss Carry Forward will be determined as the sum of (i) the Loss Carry Forward as of the end of the previous Accounting Period plus (ii) the LCF Interest for the current Accounting Period less (iii) the LCF Adjustment for the current Accounting Period. For the avoidance of doubt, no Experience Refund shall be paid by the Reinsurer to the Ceding Company until the Loss Carry Forward has been reduced to zero (0).

ARTICLE X - MODCO RESERVE ADJUSTMENTS

1.	Initial Reserve Adjustment

On the Effective Date, simultaneously with the payment of the Initial Consideration by the Ceding Company to the Reinsurer, the Reinsurer paid the Ceding Company an initial modified coinsurance reserve adjustment in an amount equal to the Initial Consideration.

On the Amended and Restated Date, the Reinsurer will pay the Ceding Company an amount equal to the Variable Account Coinsurance Quota share times the aggregate of all Variable Accounts as of the Amended and Restated Date (“Special Expense Allowance”). Simultaneously with such payment, the Ceding Company will pay the Reinsurer a modified coinsurance reserve adjustment in an amount equal to such Special Expense Allowance.

2.	Modco Reserves

The Ceding Company will retain, control, and own all assets held in relation to the Modco Reserve. The Ceding Company shall hold such assets separate and apart from other assets of the Ceding Company.

3.	Modified Coinsurance Reserve Adjustment

The “Modified Coinsurance Reserve Adjustment” will be computed each Accounting Period by deducting (i) from (ii), where:

(i)	equals the sum of:

(a)	the Modco Reserve at the end of the preceding Accounting Period, plus

(b)	the Modco Investment Income for the current Accounting Period.

(ii)	equals the Modco Reserve at the end of the current Accounting Period.

For the avoidance of doubt, the Modco Reserve at the end of the Accounting Period immediately preceding the Amended and Restated Date shall be based upon the Modco Quota Share in effect as of the Amended and Restated Date.

The “Modco Investment Income” for an Accounting Period shall be the sum of all interest and other earnings (including realized capital gains), net of investment expenses, earned and realized on the Modco Quota Share portion of Variable Account assets, prior to the deduction of any mortality and expense charges, administrative expense charges or similar non-investment related charges, with respect to the Policies during the Accounting Period.

For any Accounting Period in which the Modified Coinsurance Reserve Adjustment is positive, the Reinsurer will pay the Ceding Company, pursuant to the Settlement Procedures, such amount. For any Accounting Period in which the Modified Coinsurance Reserve Adjustment is negative, the Ceding Company will pay the Reinsurer, pursuant to the Settlement Procedures, the absolute value of such amount.

ARTICLE XI - REPORTING AND SETTLEMENT

1.	Accounting Periods

An “Accounting Period” shall mean a calendar quarter during the term of this Agreement with the accounting to be reported on a calendar year basis with quarterly settlements. The initial Accounting Period will run from the Effective Date through March 31, 2018.

2.	Reports

The Ceding Company will submit the reports in Schedules B and C-Part I (Quarterly) to the Reinsurer not later than thirty (30) days after the end of each Accounting Period. Notwithstanding the immediately preceding sentence, the Reinsurer acknowledges and agrees that such reporting from the Ceding Company for the first Accounting Period (i.e., ending March 31, 2018) shall not be delivered until after the execution of this Agreement but in no case later than the date that such reporting is due for the second Accounting Period. The Ceding Company will use commercially reasonable efforts to supply the actual data for such reports, and if the data cannot be supplied within the time limits, the Ceding Company will produce best estimates that will be trued up when actual data is available.

The Ceding Company will supply the Reinsurer with the information in Schedule C-Part II (Annual) within the time frames set forth in Schedule C-Part II (Annual).

Within thirty (30) days of it being filed, the Ceding Company will provide to the Reinsurer a copy of the Ceding Company’s most recent annual statutory financial statement, including with respect to the Variable Account, filed with its domiciliary state insurance regulator.

Also, the Ceding Company shall provide any additional information that the Reinsurer may reasonably request from time to time to support its regulatory requirements, financial reporting, or other requirements or that of its affiliates within such time frames mutually agreed by the Ceding Company and the Reinsurer; provided, however, that the Ceding Company shall not be required to provide such additional information if such information is not routinely prepared by the Ceding Company.

3.	Settlement

If the net settlement amount set forth in Schedule B is an amount owed to the Reinsurer, then the Ceding Company will pay such amount to the Reinsurer. If the settlement amount set forth in Schedule B is an amount owed to the Ceding Company, then the Reinsurer will pay such amount to the Ceding Company. Net settlement amounts are due and payable (i) from the Ceding Company to the Reinsurer on or before the 15th day following the date the Ceding Company reports in Schedules B and C-Part I (Quarterly) are due to the Reinsurer (in the case of an amount payable by the Ceding Company) or (ii) from the Reinsurer to the Ceding Company on or before the 15th day following the Reinsurer’s receipt of the reports in Schedules B and C-Part I (Quarterly) (in the case of an amount payable by the Reinsurer).

Any late payment by the Ceding Company or the Reinsurer, as applicable, will accrue interest at the Delayed Payment Rate from the date due until paid.

4.	Errors, Oversights, and Other Failures

If through unintentional error, oversight, omission, or misunderstanding (collectively referred to as “Errors”), the Reinsurer or the Ceding Company fails to comply with the terms of this Agreement and if, upon discovery of the Error by either party, the other is promptly notified, the parties will cooperate to restore the parties to the position they would have occupied if the Error had not occurred, including interest calculated at the Delayed Payment Rate.

If it is not possible to restore each party to the position it would have occupied but for the Error, the parties will endeavor in good faith to promptly resolve the situation in a manner that is fair and reasonable. However, the Reinsurer will not provide reinsurance for policies that do not satisfy the parameters of this Agreement, nor will the Reinsurer be responsible for negligent or deliberate acts or for repetitive Errors by the Ceding Company. If either party discovers that the Ceding Company has failed to cede reinsurance as provided in this Agreement, or failed to comply with its reporting requirements, the Reinsurer may require the Ceding Company to audit its records for similar Errors and to take the actions necessary to avoid similar Errors in the future.

Any resolution made to correct such Error will not set a precedent for a similar subsequent Error.

The following are not considered Errors for purposes of this Section:

a.	Gross negligence, willful misconduct, or other intentional acts and repetitive errors of which the Ceding Company or the Reinsurer, as applicable, is aware but fails to correct; or

b.	Misconduct by agents of the Ceding Company or the Reinsurer.

5.	Amounts Due

Except as otherwise specifically provided in this Agreement, all amounts due to be paid to either the Reinsurer or the Ceding Company will be determined on a net basis in accordance with Article XII, Section 1.

6.	DAC Tax

If the Policies include, for U.S. Federal Income Tax purposes, Specified Insurance Contracts pursuant to Section 848 of the Code or the Final Income Tax Regulations thereunder, the Ceding Company and the Reinsurer, with respect to this Agreement, agree to make the election provided in Section 1.848-2(g)(8) of the Final Income Tax Regulations issued December 28, 1992, under Section 848 of the Code. The specifics of this election are set forth in Schedule D.

7.	Financial Statement Accounting

Each party to this Agreement acknowledges to the other that it is responsible for ensuring that the accounting and tax treatment it has adopted for this Agreement and the transactions contemplated thereunder complies with all relevant accounting, tax and regulatory standards applicable to it. Each party must consult with its own accounting, tax and legal advisers to determine the proper accounting, tax and regulatory treatment for this Agreement and the transactions contemplated hereunder.

8.	Currency

All amounts expressed in this Agreement and all payments and reporting by both parties pursuant to the terms of this Agreement will be made in United States of America dollars (US$).

ARTICLE XII - OFFSET AND RECOUPMENT

1.	Offset

The Reinsurer and the Ceding Company shall have recoupment rights and shall have the rights of offset as described hereunder.

The Ceding Company and the Reinsurer shall have and may exercise, at any time and from time to time, the right to offset any amount due from one party to the other party under this Agreement.

For the purpose of exercising such offset rights, any debts or credits, matured or unmatured, regardless of when they arose or were incurred in favor of or against either the Ceding Company or the Reinsurer with respect to this Agreement, are deemed mutual debts or credits, as the case may be, and only the balance shall be allowed or paid. This provision shall not be affected by the insolvency of either party to this Agreement.

If one of the parties to this Agreement is placed in liquidation, receivership, or rehabilitation or is otherwise declared impaired or insolvent, offset shall be allowed as set forth above, and any amount or amounts due or to become due under this Agreement accruing from obligations incurred or loss events or occurrences taking place prior to the appointment of a liquidator, receiver, or rehabilitator or to a declaration of impairment or insolvency, or after such appointment or declaration, shall be deemed mutual in time and capacity and such debts and credits shall be offset against one another whether the balances due or to become due are on account of premiums or losses (including paid losses and loss reserves) or otherwise.

2.	Recoupment

All net amounts due either party under this Agreement, for any Accounting Period and the termination settlement, will be netted regardless of the insolvency, rehabilitation, or receivership of either party. In particular, amounts due under this Agreement to one party before or after the insolvency of the other party may be recouped and only the net balance due will be paid.

ARTICLE XIII - COMMENCEMENT OF LIABILITY; DURATION; RECAPTURE AND TERMINATION

1.	Commencement of Liability and Duration

The liability of the Reinsurer with respect to each Policy will begin on the Effective Date.

Except as otherwise provided herein, the term of this Agreement is permanent.

The Reinsurer’s liability with respect to any Policy will terminate on the earlier of: (a) the date the Ceding Company’s liability on such Policy is terminated; (b) the date the Policy has been fully recaptured in accordance with Article XIII, Section 2; Subparagraphs (a, b, c, d or e) or (c) the date this Agreement is terminated in accordance with Article XIII, Section 2, Subparagraphs (f or g). Any recapture under or termination of this Agreement is subject to the applicable provisions of Articles XIII and XIV.

2.	Recapture and Termination

a. Recapture (Notice). The Ceding Company will have the right to fully recapture all Policies and terminate this Agreement as of the end of any Accounting Period ending prior to or on December 31, 2027 by giving at least ninety (90) days prior written notice to the Reinsurer and paying the Reinsurer an amount equal to the Recapture Fee plus any outstanding Loss Carry Forward. For the avoidance of doubt, no recapture will be allowed under this Subparagraph after December 31, 2027.

b. Recapture (Ceding Company Change in Law Trigger Event). The Ceding Company will have the right to fully recapture all Policies and terminate this Agreement as of the end of any Accounting Period ending prior to or on December 31, 2027, during which or after a Ceding Company Change in Law Trigger Event has occurred by giving at least sixty (60) days prior written notice to the Reinsurer and paying the Reinsurer an amount equal to (i) 50% of the Recapture Fee plus (ii) any outstanding Loss Carry Forward. For the avoidance of doubt, no recapture will be allowed under this Subparagraph after December 31, 2027.

c. Recapture (Maximum Trigger Event). The Ceding Company will have a one-time right to fully recapture all Policies and terminate this Agreement within sixty (60) days following the end of the first Accounting Period in which a Maximum Trigger Event occurs (“Maximum Trigger Recapture Option”). The recapture upon exercise of this option will be effective as of the end of the Accounting Period in which the Maximum Trigger Event occurred and requires repayment of any outstanding Loss Carry Forward by the Ceding Company to the Reinsurer. For the avoidance of doubt, no Recapture Fee will be payable by the Ceding Company to the Reinsurer with respect to a recapture under this Subparagraph. The Maximum Trigger Recapture Option will expire if written notice is not provided by the Ceding Company to the Reinsurer within sixty (60) days following the effective date of the Maximum Trigger Recapture Option and all future Maximum Trigger Recapture Options will be cancelled.

d. Recapture (Experience Refund Termination Event, Merger Event or Reinsurer Change in Law Trigger Event). If the Reinsurer has notified the Ceding Company that the Experience Refund is terminating because an Experience Refund Termination Event, Merger Event or a Reinsurer Change in Law Trigger Event has occurred, the Ceding Company will have the right to fully recapture all Policies and terminate this Agreement as of the end of any Accounting Period after receipt of such notice by a giving at least thirty (30) days written notice to the Reinsurer prior to the effective date of such recapture and paying the Reinsurer any outstanding Loss Carry Forward plus in the case of an Experience Refund Termination Event or a Merger Event (but not a Reinsurer Change in Law Trigger Event) the Recapture Fee.

e. Recapture (Reinsurer Events). The Ceding Company will have the right to fully recapture all Policies and terminate this Agreement: (i) with thirty (30) days prior written notice, as of the end of any Accounting Period, if the Reinsurer fails to pay any amount due under this Agreement (unless such unpaid amount is paid, with applicable interest at the Delayed Payment Rate, before the end of the thirty (30) day notice period); (ii) as of the end of any Accounting Period in which a Reinsurance Credit Event has occurred and is continuing; (iii) as of the end of any Accounting Period, if the Reinsurer’s RBC Ratio is below 100% for two consecutive quarterly accounting periods; or (iv) immediately upon the Reinsurer being placed into liquidation, rehabilitation, or supervision under the Applicable Laws of its domestic jurisdiction. The Ceding Company must provide notice to the Reinsurer of its election to exercise its right to recapture all Policies and terminate this Agreement pursuant to this Article XIII, Section 2, Subparagraph (e) within one hundred twenty (120) days following its receipt of notice or knowledge of the occurrence of any event in items (i) through (iv) above or such recapture right shall expire. For the avoidance of doubt, no Recapture Fee or Loss Carry Forward will be payable by the Ceding Company to the Reinsurer with respect to a recapture under this Subparagraph.

f. Reinsurer’s Termination Right. The Reinsurer may terminate this Agreement if the Ceding Company fails to pay any amount due under this Agreement by giving the Ceding Company at least thirty (30) days prior written notice of its intention to terminate this Agreement effective as of last day of the Accounting Period for which such amount was not paid (the “Non-Payment Termination Date”). If such overdue amount is not paid, with applicable interest at the Delayed Payment Rate, before the end of the thirty (30) day notice period, the Reinsurer will be relieved of all liability under this Agreement as of the Non-Payment Termination Date. For the avoidance of doubt, after the Non-Payment Termination Date, the Ceding Company shall remain liable to pay the Reinsurer the overdue amounts, any outstanding Loss Carry Forward and the Recapture Fee.

g. Automatic Termination. This Agreement will automatically terminate when there is no liability remaining with respect to the Policies.

h. Effect of Recapture and Termination. After the effective date of any full recapture or other termination of this Agreement, the Reinsurer will no longer share in the experience on the Policies, including profits and losses. The recapture and termination of this Agreement or of the reinsurance in effect under this Agreement shall not extend to or affect any of the rights or obligations of the Ceding Company and the Reinsurer applicable to any period prior to the effective date of such recapture and termination.

3.	Recapture Fee

The “Recapture Fee” shall mean the amount set forth in the table below based on the calendar year of the effective date of recapture.

Calendar Year	Recapture Fee
2018	$2,500,000
2019 to 2020	$1,500,000
2021 to 2027	$0
2028 and after	Not applicable

ARTICLE XIV - TERMINATION ACCOUNTING AND SETTLEMENT

1.	Termination Accounting and Settlement

A termination accounting and settlement will be calculated by the Ceding Company as of the effective date of full recapture or other termination pursuant to Article XIII, Section 2 as follows and a report will be delivered by the Ceding Company to the Reinsurer:

a. The settlement as provided in Article XI, as of the effective date of recapture and termination, payable by the Ceding Company or the Reinsurer, as applicable.

b. The Ceding Company will pay to the Reinsurer an amount equal to the Modco Reserve determined as of effective date of recapture and termination.

c. The Reinsurer will pay to the Ceding Company an amount equal to the Modco Reserve determined as of effective date of recapture and termination.

d. The Ceding Company will pay the Reinsurer an amount equal to the Loss Carry Forward, if any, determined as of effective date of recapture and termination, accumulated with interest, which shall apply in the case of any full recapture or other termination under Article XIII, Section 2 and which shall not apply in the case of Article XIII, Section 1, Subparagraph (e).

e. The Ceding Company will pay to the Reinsurer an amount equal to the Recapture Fee (which shall only apply in the case of a recapture under Article XIII, Section 2, Subparagraphs (a, d and f)) or 50% of the Recapture Fee (which shall only apply in the case of a recapture under Article XIII, Section 2, Subparagraph (b)).

f. Where the Ceding Company has fully recaptured all Polices by exercising its Maximum Trigger Recapture Option pursuant to Article XIII, Section 2, Subparagraph (c), the Reinsurer will pay to the Ceding Company an amount equal to the Experience Refund that would have otherwise been payable for the Accounting Period in which the Maximum Trigger Event occurred (because absent such recapture, the last Experience Refund, if any, would be paid for the Accounting Period ending immediately prior to the occurrence of the Maximum Trigger Event).

Within thirty (30) days following the effective date of full recapture or other termination pursuant to Article XIII, Section 2, the Ceding Company shall deliver to the Reinsurer a termination accounting report setting forth any net amount owed to either party by reason of such termination and accounting settlement (the “Termination Accounting Report”). Any net amount owed to either party by reason of such termination and accounting settlement shall be paid within fifteen (15) days after the Reinsurer receives the Termination Accounting Report.

2.	Supplemental Termination Accounting and Settlement

In the event that, subsequent to the recapture and termination of this Agreement, an adjustment is necessary with respect to any accounting hereunder, a supplemental termination and accounting settlement will be calculated by the Ceding Company and a report shall be delivered by the Ceding Company to the Reinsurer. Any amount owed to either party by reason of such supplemental termination and accounting settlement shall be paid promptly upon the completion unless otherwise agreed in writing at the time of recapture or termination.

ARTICLE XV - CREDIT FOR REINSURANCE

The Reinsurer shall use commercially reasonable efforts to maintain in full force and effect at all times during the term of this Agreement all licenses and accreditations that are necessary to ensure that the Ceding Company will receive full credit on its statutory financial statements in Delaware for the reinsurance of the Coinsurance Benefits provided pursuant to this Agreement, provided that at no time shall such credit the Reinsurer is required to provide exceed the applicable Reinsurance Reserve Credit. If the Reinsurer fails to maintain all such licenses and accreditations, then the Reinsurer shall promptly take such steps as are necessary to: (i) restore such licenses and accreditations or (ii) establish a qualified reinsurance trust or provide a letter of credit or other form of collateral permitted under Applicable Law, in each case, such that the Ceding Company shall be able to obtain full credit on its statutory financial statements in Delaware for the reinsurance of the Coinsurance Benefits provided by this Agreement (but not in excess of the applicable Reinsurance Reserve Credit), it being understood that the Reinsurer shall have the sole discretion to elect among the methods available to it. The Reinsurer’s failure to complete such steps by the end of the calendar quarter in which Reinsurer fails to maintain all such licenses and accreditations in Delaware is a “Reinsurance Credit Event.”

ARTICLE XVI - POLICY ADMINISTRATION

1.	Administration of Policies

The Ceding Company will administer the Policies and will perform all accounting for the Policies and will keep records sufficient to reasonably demonstrate the liability of the Reinsurer under this Agreement. With respect to underwriting, claims and other administration practices for the Policies, the Ceding Company shall act (i) at its own expense (except as otherwise provided herein); (ii) in good faith and with reasonable care; (iii) consistent in all material respects with its then current practice governing the servicing of its and its affiliates’ business generally; and (iv) in accordance in all material respects with the terms of the Policies and Applicable Law.

2.	Non-Guaranteed Elements

From and after the Effective Date, the Ceding Company shall establish all non-guaranteed elements on the Policies (including rider fees, credited interest rates, mortality and expense risk charges or such other similar charges periodically deducted from the Policy accounts), in order to maintain the profitability on the Policies, as it existed on the Effective Date, subject to the limitations of any Applicable Law.

The Ceding Company will not materially change, alter, or otherwise compromise its nonguaranteed elements practices with respect to the Policies, except for any such changes required by any Applicable Law or Governmental Authority which shall automatically be binding on the Reinsurer hereunder, without the prior written consent of the Reinsurer, which consent shall not be unreasonably withheld, conditioned or delayed. Upon receipt of written notice of such material change, the Reinsurer shall inform the Ceding Company in writing whether the Reinsurer consents to such material change. The Reinsurer shall be deemed to have consented to such material change if it fails to act in accordance with the preceding sentence within thirty (30) days following receipt of written notice of such material change. If the Reinsurer does not consent to any such material change, the Reinsurer’s liability under this Agreement will be determined as if no such material change has occurred.

The Ceding Company shall provide the Reinsurer with at least thirty (30) days prior written notice of any changes to the mortality and expense risk charges under the Policies.

3.	Adjustment

If the amount of any of the Ceding Company’s Policies is changed because of a misstatement of any material fact, the Reinsurer will share in the change proportionately to the amount reinsured hereunder and all proportional adjustments with the Ceding Company. If the Ceding Company’s liability on a Policy is changed due to a misstatement of age or sex, the Reinsurer will share in the change proportionately to the amount reinsured hereunder, and will make any and all proportionate adjustments with Ceding Company. The face amount of the Policy will be adjusted pursuant to the terms of the applicable Policy, and any adjustment will be settled at the Delayed Payment Rate.

If the Ceding Company returns premiums as a result of misrepresentation or suicide of the insured individual on a Policy, the Reinsurer will refund to the Ceding Company all Reinsurance Premiums received by the Reinsurer with respect to that Policy, net of the allocable portion of the Expense Allowance, in lieu of any other form of reinsurance benefit payable hereunder.

4.	Plan and Policy Changes

The Ceding Company must provide written notification to the Reinsurer of any change which affects the original terms or conditions of any Policy (other than an election made by the policyholder pursuant to the original terms and conditions of such Policy) as soon as practicable and not later than ten (10) Business Days after such change takes effect. The Reinsurer will provide written notification to the Ceding Company as to the Reinsurer’s acceptance or rejection of the change (which acceptance shall not be unreasonably withheld, conditioned or delayed), provided that any such changes required by any Applicable Law or Governmental Authority shall be automatically binding on the Reinsurer hereunder. If the Reinsurer accepts such change, the Reinsurer will share in any increase or decrease in the liability of the Ceding Company on such Policy in proportion to their respective liabilities under this Agreement. If the Reinsurer rejects any such change, the Reinsurer’s liability under this Agreement will be determined as if no such change has occurred. The Reinsurer shall be deemed to have consented to such change if it fails to act in accordance with this Section within sixty (60) days following receipt of written notice of such change.

In the event of a lapse or termination occurring on or after the effective date of a Policy, reinsurance on that Policy will terminate hereunder and the Reinsurer will pay any corresponding surrender benefit in accordance the terms of the Policy to the Ceding Company. Failure to provide timely notification under this Section, provided that the Policy change does not adversely affect the Reinsurer, will not be considered a material breach of this Agreement.

5.	Reinstatements

If any Policy that was reduced, terminated, lapsed, or subject to conversion to reduced paid-up insurance is reinstated in accordance with its terms or the standard practices and guidelines of the Ceding Company or as required by any Applicable Law or Governmental Authority, the reinsurance coverage provided by the Reinsurer will be reinstated automatically (or established automatically in the case of any Policy that had been reduced, terminated, lapsed, or converted prior to or as of the Effective Date but would otherwise be subject to reinsurance hereunder) to the amount that would be in force if the Policy had not been reduced, terminated, lapsed, or converted. The Ceding Company will pay to the Reinsurer a proportionate share of all amounts collected from, or charged to, the insured in respect of such Policy reinstatement, subject to the allocable portion of the Expense Allowance.

ARTICLE XVII - INSOLVENCY

1.	Insolvency

A party to this Agreement will be deemed insolvent when it:

a.	is adjudicated as bankrupt or insolvent;

b.

files or consents to the filing of a petition in bankruptcy, seeks reorganization to avoid insolvency, or makes formal application for any bankruptcy, dissolution, liquidation, or similar law or statute; or

c.	becomes the subject of an order to rehabilitate or an order to liquidate as defined by the insurance code of the jurisdiction of the party’s domicile.

2.	Insolvency of the Ceding Company

In the event of the insolvency of the Ceding Company, all reinsurance made, ceded, renewed or otherwise due under this Agreement will be payable to the Ceding Company or directly to the liquidator, rehabilitator, receiver, or statutory successor of the Ceding Company on the basis of the liabilities of the Ceding Company under the Policies, without diminution because of the insolvency of the Ceding Company.

In the event of insolvency of the Ceding Company, the liquidator, rehabilitator, receiver, or statutory successor will give written notice to the Reinsurer of all pending claims against the Ceding Company on any Policies within a reasonable time after such claim is filed in the insolvency proceeding. While a claim is pending, the Reinsurer may investigate and interpose, at its own expense, in the proceeding where the claim is adjudicated, any defense or defenses that it may deem available to the Ceding Company or its liquidator, rehabilitator, receiver, or statutory successor.

The expense incurred by the Reinsurer will be chargeable, subject to court approval, against the Ceding Company as part of the expense of liquidation to the extent of a proportionate share of the benefit that may accrue to the Ceding Company solely as a result of the defense undertaken by the Reinsurer. Where two or more reinsurers are participating in the same claim and a majority in interest elects to interpose a defense or defenses to any such claim, the expense will be apportioned in accordance with the terms of the reinsurance agreements to which the reinsurers are a party, or as mutually agreed, as though such expense had been incurred by the Ceding Company. No insolvency, rehabilitation, or liquidation of Ceding Company shall constitute a breach of this Agreement.

In the event of the insolvency of the Ceding Company, the right of offset afforded under Article XII will remain in full force and effect to the extent permitted by Applicable Law.

3.	Insolvency of the Reinsurer

In the event of the insolvency of the Reinsurer, the Ceding Company may terminate this Agreement by providing the Reinsurer, its receiver, rehabilitator, conservator, liquidator, or statutory successor with written notice of its intent to terminate all reinsurance in force under this Agreement, regardless of the duration the reinsurance has been in force or the amount retained by the Ceding Company. In the event of Insolvency, the right of offset afforded under Article XII will remain in full force and effect to the extent permitted by Applicable Law.

ARTICLE XVIII - DISPUTE RESOLUTION

1.	Dispute Resolution

If either the Ceding Company or the Reinsurer has given written notification of a dispute to the other party, then within fifteen (15) days of such notification both parties must designate an officer of their respective companies to attempt to resolve the dispute. The officers will meet at a mutually agreeable location as soon as possible and as often as necessary, in order to gather and furnish the other with all appropriate and relevant information concerning the dispute. The officers will discuss the problem and will negotiate in good faith without the necessity of litigation or any formal arbitration proceedings. During the negotiation process, all reasonable requests made by one officer to the other for information will be honored. The specific format for such discussions will be decided by the designated officers. All discussions and negotiations shall be “for settlement purposes only”, deemed confidential and not admissible in any legal proceeding in the event the dispute remains unresolved and is resolved through such proceedings. If these officers are unable to resolve the dispute within thirty (30) days of their first meeting, the parties may proceed as set out in Section 2, 3 or 4 below, unless the parties mutually agree in writing to extend the negotiation period for an additional thirty (30) days.

2.	Calculation Disputes

If the Ceding Company and Reinsurer are unable to mutually resolve a dispute or controversy relating to any amount calculated under this Agreement (a “Disputed Item”) as set out in Section 1 above, such dispute shall be resolved by the Independent Firm, and such determination by the Independent Firm shall be final and binding on the parties and may be extended and enforced in any court of competent jurisdiction; provided, that the Reinsurer and the Ceding Company shall submit to the Independent Firm statements with respect to their respective positions on the Disputed Item and will cooperate with the Independent Firm by promptly providing any requested information reasonably related to the Disputed Item. For the avoidance of doubt, the Independent Firm’s review shall be limited to a determination of whether the Disputed Item was prepared without manifest mathematical errors and in accordance with this Agreement, and the Independent Firm shall not review any line items or make any determination with respect to any matters not subject to dispute. With respect to any such dispute, such determination, if not in accordance with the position of either the Ceding Company or the Reinsurer, shall not be more favorable to the Ceding Company or the Reinsurer than the amounts and calculations submitted by either such party to the Independent Firm. Any expenses relating to the engagement of the Independent Firm in respect of its services pursuant to this Article XVIII, Section 2 shall be shared 50% by the Reinsurer and 50% by the Ceding Company. The Independent Firm shall be instructed to use commercially reasonable efforts to perform its services within thirty (30) Business Days of submission by the Reinsurer and the Ceding Company of their respective statements with respect to the dispute and, in any case, as promptly as practicable after such submission.

3.	Arbitration

If the Ceding Company and Reinsurer are unable to mutually resolve a dispute or controversy relating to the Policies or this Agreement (other than with respect to a Disputed Item) as set out in Section 1 above, then either the Ceding Company or the Reinsurer will notify the other party in writing of the nature of the dispute or controversy and the remedy sought. Each party shall appoint an arbitrator and the two so appointed shall then appoint a third arbitrator. If either party fails or refuses to appoint an arbitrator within thirty (30) days of a written request to do so, the other party may appoint the second arbitrator. If the two arbitrators do not agree upon a third arbitrator within thirty (30) days of their appointment, each arbitrator shall simultaneously submit to the other the names of five (5) individuals. Within seven (7) days of the exchange of names, each arbitrator shall rank the entire list of candidates, from 10 to 1, with 10 being the highest score. The individual receiving the highest combined ranking shall act as Chair of the panel. If there are two or more individuals who share the highest ranking, the parties shall draw lots to determine who should be the Chair. The arbitrators shall be individuals: (i) who are current or former officers of a life & health insurer or reinsurer with no less than ten years of experience in or serving as an officer in the insurance or reinsurance industry; and (ii) who are not under the control of either party and do not have a financial interest in the outcome of the arbitration.

The arbitration hearing shall be held in the location decided by a majority vote of the arbitrators. The arbitrators will regard this Agreement from the standpoint of practical business (giving consideration to industry customs and practices) as well as the law and are empowered to determine the interpretation of the treaty obligation. The written decision of a majority of the arbitrators will be final and binding on both parties and their respective successors and assigns.

There will be no appeal from the decision. Either party to the arbitration may petition a court of competent jurisdiction to reduce the decision to judgment. Unless the parties agree otherwise, the arbitration proceedings and the decision shall remain confidential.

Unless the arbitrators decide otherwise, (i) each party will bear the expense of its own arbitration, including any outside attorney and witness fees and (ii) the parties will jointly and equally bear the expense of the panel and other costs of the arbitration.

It is specifically the intent of both parties that these arbitration provisions will replace and be in lieu of any statutory arbitration provision, if the law so permits.

4.	Litigation

Alternatively, if the parties agree in writing to waive resolution of a Disputed Item pursuant to Section 2 above or binding arbitration pursuant to Section 3 above and resolve the dispute or controversy through litigation, then either party may initiate litigation by filing a complaint in a federal court of competent jurisdiction.

5.	Survival

This Article will survive termination of this Agreement.

ARTICLE XIX - INSPECTION; EXPERIENCE STUDY

1.	Inspection by the Reinsurer

The Reinsurer or its duly authorized representatives will have the right to visit the offices of the Ceding Company to examine, audit, and verify any of the accounting, underwriting, or claim files relating to Policies during regular business hours after giving twenty (20) Business Days prior written notice. The Reinsurer is permitted to make such a visit no more than once per year, except in the event of a material deviation between the experience of the business reinsured under this Agreement and the projections or models that have been made available to the Reinsurer prior to the date of this Agreement. As part of such visit, the Reinsurer or its duly authorized representatives will have the right to conduct an experience study (not more than once per calendar year) covering mortality, persistency, and any other historical experience related to the Policies. The Ceding Company will place at the disposal of the Reinsurer at all reasonable times, and the Reinsurer will have the right to inspect, including the right to make and take copies, through its authorized representatives, all books, records, and papers of the Ceding Company in connection with any reinsurance hereunder or claims in connection herewith. The Ceding Company will provide the Reinsurer a reasonable work space to conduct its review. The Ceding Company will cooperate with and facilitate any such inspection and upon request of the Reinsurer will make available to the Reinsurer such officers and employees of the Ceding Company as the Reinsurer may reasonably request to provide information concerning the Policies.

2.	Inspection Expenses

All expenses of conducting an inspection under Sections 1 above will be borne solely by the Reinsurer other than those expenses incidental to cooperating with the audit and producing the requested materials.

ARTICLE XX - REPRESENTATIONS, WARRANTIES AND COVENANTS

1.	Ceding Company Representations and Warranties

The Ceding Company represents and warrants as of the date hereof as follows:

a. Organization. The Ceding Company is a duly organized and validly existing insurance company, in good standing, under the laws of the State of Delaware and has the corporate or other organizational power and authority to own its property and assets and to transact the business in which it is engaged and presently proposes to engage and to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

b. Due Authorization. The Ceding Company has the corporate power and authority to execute, deliver, and carry out the terms and provisions of this Agreement and has taken all necessary corporate action to authorize the execution, delivery, and performance of this Agreement. The Ceding Company has duly executed and delivered this Agreement and it constitutes the legal, valid, and binding obligation of the Ceding Company enforceable against the Ceding Company in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and general principles of equity regardless of whether enforcement is sought in a proceeding in equity or at law.

c. No Conflict or Violation. The execution, delivery, and performance of this Agreement will not (i) violate any provision of the Articles of Incorporation, By-laws, or other charter or organizational document of the Ceding Company; (ii) violate, conflict with or result in the breach of any of the terms of, result in any modification of, give any counterparty the right to terminate, or constitute a default under, any material contract or other agreement to which it is a party; (iii) violate any order, judgment, or decree applicable to the Ceding Company; or (iv) subject to the receipt of any necessary regulatory approval or non-disapproval, violate any Applicable Law to the Ceding Company in the case of each of (ii), (iii) or (iv) which would have a material adverse effect on the Ceding Company’s performance of this Agreement.

d. Approvals of Governmental Authorities. No consent, waiver, license, approval, order, or authorization of, or registration, filing, or declaration with, or notices to, any Person is required to be obtained, made or given by or with respect to it in connection with (i) the execution, delivery and performance of this Agreement by the Ceding Company, or (ii) the consummation by the Ceding Company of the transactions contemplated hereby, except in each case or (i) and (ii), for any such consent, waiver, license, approval, order, authorization, registration, filing, declaration or notice that has been obtained or made and is in full force and effect.

e. Accuracy of Financial Statements. The reports, financial statements, certificates, data and other analyses and written information (actuarial or otherwise) furnished prior to the date of this Agreement by or on behalf of the Ceding Company to the Reinsurer in connection with their actuarial and/or credit analyses with respect to the reinsurance provided hereunder, including for the purposes of modelling the performance of the Policies (as modified or supplemented by other information so furnished prior to the execution of this Agreement), in each case (i) was, as of its date and when delivered, accurate and complete in all material respects when taken as a whole, except for financial statements that were furnished, which financial statements present fairly, in all material respects, the financial condition and results of operation of the Ceding Company, in accordance with Delaware SAP, consistently applied throughout the period covered thereby, subject to normal year-end audit adjustments and (ii) as of the date of this Agreement, the Ceding Company is not aware of any misstatement or omission of any fact with respect to such materials or information that would make such materials or information, when taken as a whole, misleading in a material adverse manner to the Reinsurer. The projections or models that have been made available to the Reinsurer prior to the date of this Agreement (Y) were prepared in good faith based upon sound actuarial principles and upon assumptions that the Ceding Company believed in good faith to be reasonable at the time and under the circumstances so made, and (Z) at the time such projections or models were made available to the Reinsurer, accurately reflected the contractual terms of the Policies in all material respects (it being understood by the parties hereto that projections are subject to significant uncertainties and contingencies, many of which are beyond the Ceding Company’s control, and that no assurance can be given that the projections will be realized).

f. Solvency. The Ceding Company (i) is not insolvent, has no reason to believe it is insolvent, and is not subject to any bankruptcy, insolvency, or receivership proceedings as a debtor; and (ii) is able to meet its liabilities as they become due, and this Agreement and the consummation of the transactions contemplated hereby will not cause it to be unable to meet its liabilities as they become due.

g. Litigation. The Ceding Company is not aware of any suit, action, or legal administrative, arbitration, or other proceeding, pending or threatened, against it that would, individually or in the aggregate, materially impact its ability to perform its obligations hereunder.

2.	Ceding Company Covenants

Until this Agreement has been terminated in accordance with its terms, the Ceding Company covenants to the Reinsurer as follows:

a. Program Changes; Internal and External Replacements. The Ceding Company will not, without the prior written consent of the Reinsurer, which consent shall not be unreasonably withheld, conditioned, or delayed, (i) undertake or institute any program, rule, policy or requirement that directly or indirectly creates an incentive for reduced persistency of the Policies; or (ii) attempt to novate the Policies to an affiliate of the Ceding Company or any third party. Notwithstanding the foregoing, the Ceding Company is not prohibited from maintaining for issuance any existing products of the Ceding Company that are offered to its clients generally or any products that are developed and offered generally by the Ceding Company not specifically directed to the policyholders of the Policies nor is the Ceding Company prohibited from engaging in general solicitation or marketing efforts not targeted at policyholders of the Policies.

b. Conduct of Business; Existence. The Ceding Company shall do or cause to be done all things reasonably necessary (i) to maintain its existence as an insurance company organized under the laws of the State of Delaware (or such other state to which the Ceding Company may transfer its state of domicile) and to preserve and keep in full force and effect its legal existence; and (ii) to preserve, renew, and keep in full force and effect the rights, licenses, permits, privileges, and franchises material to the conduct of the business reinsured hereunder.

c. Compliance with Laws. The Ceding Company shall comply in all material respects with all Applicable Laws of, all applicable restrictions imposed by, and all material permits and licenses issued to the Ceding Company by, any Governmental Authority applicable to it, in each case in respect of the Policies. The Ceding Company shall not default under or fail to comply with any Applicable Law as in effect from time to time and at any time which default or failure is not cured within the time frame allowed under Applicable Law and which would have a material adverse effect on the performance of the Policies or the Ceding Company.

d. Reserve Methodology. Without the prior written consent of Reinsurer, which shall not be unreasonably withheld, conditioned or delayed, the Ceding Company shall not change its accounting practices or reserving methodology with respect to the Policies, whether by the implementation of any permitted practice or otherwise, other than as permitted by Applicable Law and Delaware SAP (provided that any such change permitted by Applicable Law or Delaware SAP shall not change the calculation of the Gross Statutory Reserves or the Net Statutory Reserves unless such change is consented to by the Reinsurer).

e. Notice of Material Events. The Ceding Company shall furnish to the Reinsurer prompt written notice of the following that results in, or would reasonably be expected to result in, a material adverse effect on the Ceding Company or the Reinsurer: (i) any correspondence, including all orders, of or to any Governmental Authority or the National Association of Insurance Commissioners (NAIC) relating to this Agreement or the Policies or (ii) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority relating to this Agreement or the Policies.

f. Anti-Money Laundering. The Ceding Company undertakes to ensure that it complies with all anti-money laundering regulations or rules promulgated, now or hereafter applicable to the Ceding Company. The Ceding Company will be solely responsible for any and all fines and/or penalties levied or assessed (whether on it or the Reinsurer) by reason of the Ceding Company’s failure to discharge its duties under all present and future anti-money laundering laws and regulations.

3.	Reinsurer Representations and Warranties

The Reinsurer represents and warrants as of the date hereof as follows:

a. Organization. The Reinsurer is a duly organized and validly existing insurance company, in good standing, under the laws of the State of Florida and has the corporate or other organizational power and authority to own its property and assets and to transact the business in which it is engaged and presently proposes to engage and to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

b. Due Authorization. The Reinsurer has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. The Reinsurer has duly executed and delivered this Agreement and it constitutes the legal, valid, and binding obligation of the Reinsurer enforceable against the Reinsurer in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and general principles of equity regardless of whether enforcement is sought in a proceeding in equity or at law.

c. No Conflict or Violation. The execution, delivery, and performance of this Agreement will not (i) violate any provision of the Articles of Incorporation, By-laws or other charter or organizational document of the Reinsurer; (ii) violate, conflict with or result in the breach of any of the terms of, result in any modification of, give any counterparty the right to terminate, or constitute a default under, any material contract or other agreement to which it is a party; (iii) violate any order, judgment, or decree applicable to the Reinsurer; or (iv) subject to the receipt of any necessary regulatory approval or non-disapproval, violate any Applicable Law to the Reinsurer in the case of each of (ii), (iii) or (iv) which would have a material adverse effect on the Reinsurer performance of this Agreement.

d. Approvals of Governmental Authorities. No consent, waiver, license, approval, order, or authorization of, or registration, filing, or declaration with, or notices to, any Person is required to be obtained, made, or given by or with respect to it in connection with (i) the execution, delivery and performance of this Agreement by the Reinsurer, or (ii) the consummation by the Reinsurer of the transactions contemplated hereby, except in each case or (i) and (ii), for any such consent, waiver, license, approval, order, authorization, registration, filing, declaration or notice that has been obtained or made and is in full force and effect.

4.	Reinsurer Covenants

Until this Agreement has been terminated in accordance with its terms, the Reinsurer covenants to the Ceding Company as follows:

a. Conduct of Business; Existence. The Reinsurer shall do or cause to be done all things reasonably necessary (i) to maintain its existence as an insurance company organized under the laws of the State of Florida (or such other state to which the Reinsurer may transfer its state of domicile) and to preserve and keep in full force and effect its legal existence; and (ii) to preserve, renew, and keep in full force and effect the rights, licenses, permits, privileges, and franchises material to the performance of the Reinsurer hereunder.

b. Compliance with Laws. The Reinsurer shall comply in all material respects with all Applicable Laws of, all applicable restrictions imposed by, and all material permits and licenses issued to the Reinsurer by, any Governmental Authority applicable to it, in each case in respect of the performance of the Reinsurer hereunder. The Reinsurer shall not default under or fail to comply with any Applicable Law as in effect from time to time and at any time which default or failure is not cured within the time frame allowed under Applicable Law and which would have a material adverse effect on the performance of the Reinsurer hereunder.

c. Notice of Reinsurer Recapture Events. The Reinsurer shall furnish to the Ceding Company written notice of the occurrence of any of the events listed in Article XIII, Section 2, Subparagraph (e) promptly after learning of any such occurrence. In addition, the Reinsurer shall promptly respond to the Ceding Company’s reasonable inquiries from time to time concerning the determination of whether such an event has occurred.

d. Anti-Money Laundering. The Reinsurer undertakes to ensure that it complies with all antimoney laundering regulations or rules promulgated, now or hereafter applicable to the Reinsurer. The Reinsurer will be solely responsible for any and all fines and/or penalties levied or assessed (whether on it or the Ceding Company) by reason of the Reinsurer’s failure to discharge its duties under all present and future anti-money laundering laws and regulations.

5.	Ceding Company and Reinsurer Covenants

Until this Agreement has been terminated in accordance with its terms, the Reinsurer and the Ceding Company covenant to each other as follows:

a. Change in Law; Restructuring. Following receipt of notice of any Reinsurer Change in Law by the Ceding Company from the Reinsurer or receipt of any Ceding Company Change in Law by the Reinsurer from the Ceding Company, the parties agree to work in good faith to amend or restructure this Agreement to return the parties to substantially the same position as they would have been in absent the Reinsurer Change in Law or Ceding Company Change in

Law, as applicable. Such amendment or restructuring may include an increase to the Reinsurance Risk Charge if an increase thereof can adequately compensate the Reinsurer in connection with such Reinsurer Change in Law; provided, that neither party shall be required to agree to an amendment that materially changes their risks under this Agreement and the Ceding Company shall not be required to agree to any increase in the Reinsurance Risk Charge.

b. If the parties are unable to reach an agreement as to the required amendment with respect to a Reinsurer Change in Law (“Reinsurer Change in Law Trigger Event”), then the Reinsurer may provide the Ceding Company with written notice that Experience Refunds are terminating as of the end of the Accounting Period during which the Reinsurer delivers such notice; provided, however, that if the Reinsurer provides such notice with less than thirty (30) days remaining in an Accounting Period, the Experience Refund will not terminate until the end of the Accounting Period immediately following the Accounting Period in which such notice is provided. Following receipt of such notice from the Reinsurer, the Ceding Company shall have the right to recapture all Policies pursuant to Article XIII, Section 2, Subparagraph (d).

c. If the parties are unable to reach an agreement as to the required amendment with respect to a Ceding Company Change in Law (“Ceding Company Change in Law Trigger Event”), the Ceding Company shall have the right to recapture all Policies pursuant to Article XIII, Section 2, Subparagraph (b)).

ARTICLE XXI - GENERAL PROVISIONS

1.	Entire Agreement; Amendment; Assigns and Successors

This Agreement will constitute the entire agreement between the Ceding Company and the Reinsurer respecting the Policies and the reinsurance provided hereunder and there are no understandings between the parties other than as expressed in this Agreement and any prior oral or written agreements or understandings with respect to the Policies are hereby superseded.

This Agreement may not be altered, modified, or in any way amended except by instrument in writing duly executed by the authorized representatives of both parties. In the event a Governmental Authority or auditor requests a change in this Agreement, the Ceding Company and the Reinsurer agree to work together in good faith to effect appropriate new or changed agreement language.

This Agreement shall be binding on the parties and their assigns and successors (including any liquidator, rehabilitator, receiver, or conservator of a party).

2.	Assignment

No right or obligation under this Agreement may be assigned or transferred by any party without the prior written consent of the other party, and any purported assignment or transfer in violation of the foregoing shall be null and void; provided, however, that a party may assign its rights and obligations under this Agreement to an affiliate so long as the assignment is made with the consent of the other party (which consent may not be unreasonably withheld, conditioned or delayed).

3.	Severability

To the extent that this Agreement may be in conflict with any Applicable Law, this Agreement will be construed in a manner not inconsistent with such Applicable Law. If any term or provision of this Agreement is found by an arbitration panel or a court of competent jurisdiction to be illegal or otherwise unenforceable, the same will not invalidate the whole of this Agreement, but such term or provision will be deemed modified to the extent necessary in the opinion of the arbitration panel or a court to render such term or provision enforceable, and the rights and obligations of the parties will be construed and enforced accordingly preserving to the fullest permissible extent the intent and agreements of the parties set forth herein.

4.	Waiver

Neither the failure nor any delay on the part of the Ceding Company or the Reinsurer to exercise any right, remedy, power, or privilege under this Agreement shall operate as a waiver thereof. No single or partial exercise of any right, remedy, power, or privilege shall preclude the further exercise of that right, remedy, power, or privilege or the exercise of any other right, remedy, power, or privilege. No waiver of any right, remedy, power, or privilege with respect to any occurrence shall be construed as a waiver of that right, remedy, power, or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and signed by the party granting the waiver.

5.	Headings

Any headings used in this Agreement are for convenience of reference only and will not limit or otherwise affect the meaning of the language herein.

6.	Governing Law

This Agreement will be construed in accordance with the laws of the state of Delaware, without giving effect to the conflicts of law principles thereof.

7.	Parties to this Agreement

This Agreement is an indemnity agreement solely between the Ceding Company and the Reinsurer, and performance of the obligations of each party under this Agreement will be rendered solely to the other party. In no instance will anyone other than the Ceding Company or the Reinsurer have any rights under this Agreement, and the Ceding Company will be and remain solely liable to any insured, policyowner, or beneficiary under any Policy. To the extent applicable, in no way will the liability of the Reinsurer be increased by reason of the inability of the Ceding Company to collect from any other reinsurers, whether specific or general, any amounts which may be due from them, whether such inability arises from insolvency of such other reinsurers or otherwise. The Ceding Company agrees that it shall not make the Reinsurer a party to any litigation between any owner or policyholder of, or beneficiary or claimant under, a Policy and the Ceding Company.

8.	Compliance

This Agreement applies only to the issuance of Policies by the Ceding Company in a jurisdiction in which it is properly licensed to issue the Policies. The Ceding Company represents that it is in compliance in all material respects with all state and federal laws applicable to the Policies under this Agreement. In the event that the Ceding Company is found to be in non-compliance in any material respect with any such law, this Agreement will remain in effect and the Ceding Company will indemnify the Reinsurer for any loss the Reinsurer suffers as a result of such non-compliance, and will seek to remedy such non-compliance immediately upon discovery thereof.

9.	Survival

The terms and conditions of Articles I, II, XII, XIII, XIV, XVII, XVIII, XIX, XXI, XXII and Article XI, Sections 4, 6 and 8, shall survive the expiration, termination, or recapture of this Agreement.

10.	Rule of Construction

This Agreement is between sophisticated parties, each of which has reviewed this Agreement and is fully knowledgeable about its terms and conditions. The parties therefore agree that this Agreement shall be construed without regard to the authorship of the language and that any presumption or rule of construction that any ambiguities are to be resolved against the drafting party shall not apply in the interpretation of this Agreement.

11.	OFAC Compliance

The Ceding Company represents and warrants that is in compliance in all material respects with all sanction laws (including related regulations and judicial and administrative orders) administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and laws designating certain countries as blocked countries (as such laws may be amended from time to time, collectively, the “Sanction Laws”). Neither the Ceding Company nor the Reinsurer will be required to take any action under this Agreement that would violate said Sanction Laws, including, but not limited to, making any payments in violation of the Sanction Laws.

The Ceding Company agrees to, prior to making any payment under a Policy reinsured under this Agreement, screen, in accordance with current industry standards for the U.S. life insurance industry, the payee to ensure that the payee is not on the OFAC List of Specially Designated National and Blocked Persons (a “Prohibited Person”). The Reinsurer will have no obligation to indemnify the Ceding Company for any payment under any Policy reinsured under this Agreement if the payee is a Prohibited Person.

Should either party discover or otherwise become aware that a payment has been made in violation of the Sanction Laws, the party who first becomes aware of the violation will notify the other party within six (6) days of such discovery, and the Ceding Company will provide to the

Reinsurer written notice of all information known by the Ceding Company regarding the identity of the Prohibited Person, such as the name, date of birth, country, state or province and street address of the residence and/or business, social security number, driver’s license number or other governmental identification number, and telephone number(s) of such Prohibited Person. The parties will cooperate in order to take all reasonably necessary corrective actions.

12.	Foreign Account Tax Compliance Act.

Pursuant to Chapter 4 of the Internal Revenue Code as amended from time to time (the “Code”) , the Ceding Company and the Reinsurer agree to comply with all requirements of the Foreign Account Tax Compliance Act (“FATCA”) for the duration of this Agreement. As soon as practicable after the Effective Date of this Agreement, but no later than six (6) days prior to the end of the first Accounting Period, the Ceding Company and the Reinsurer shall each provide to the other all FATCA documentation required by the Internal Revenue Service (“IRS”), which may include a valid W-8, W-8BEN, W-8BEN-E, W-8EXP, W-9, or such other documentation approved for use by the IRS, that confirms any withholding requirements, or absence thereof.

The parties agree that should (i) the Ceding Company fail to provide the Reinsurer with the required FATCA documentation in a timely manner, the Reinsurer shall have the right to withhold from the Ceding Company any amounts necessary up to the maximum amount allowed by law in order to be in compliance with FATCA, and (ii) the Reinsurer fail to provide the Ceding Company with the required FATCA documentation in a timely manner, the Ceding Company shall have the right to withhold from the Reinsurer any amounts necessary up to the maximum amount allowed by law in order to be in compliance with FATCA.

13.	Confidentiality

a. (i) The Reinsurer shall keep the Customer Information and Proprietary Information of the Ceding Company confidential, not disclose or reveal such information to anyone, and not use such information for any purpose whatsoever, other than performing its responsibilities under this Agreement; (ii) the Ceding Company shall keep the Proprietary Information of the Reinsurer confidential, not disclose or reveal such information to anyone, and not use such information for any purpose whatsoever, other than performing its responsibilities under this Agreement; but (iii) the Reinsurer and the Ceding Company, as applicable, may disclose such information (u) in connection with the exercise of any remedies under this Agreement, (v) if required by any court of competent jurisdiction or in pursuance of any procedure for discovery of documents in any proceeding before such court, (w) pursuant to any requests or requirements of any banking, insurance, or other regulatory or examining authority or if required under any Applicable Law, (x) to any rating agency that assigns a rating to the Reinsurer or the Ceding Company, as applicable, (y) the Reinsurer or the Ceding Company discloses only the tax treatment and structure of the transactions contemplated hereby, or (z) the Reinsurer discloses such information to a retrocessionaire or hedge counterparty, if such retrocessionaire or hedge counterparty is bound by obligations of confidentiality to Reinsurer at least as protective as those provided in this Section.

b. Each party acknowledges that money damages would not be a sufficient remedy for any breach of this Section by the other party and that the non-breaching party shall be entitled (without posting a bond) to seek injunctive relief as a remedy for any breach or threatened breach and that the non-breaching party shall not oppose the granting of such equitable relief.

c. Each party shall comply with all applicable state and federal privacy laws and requirements.

14.	Attorney-Client Privilege

The parties’ obligations to provide information and materials to each other under this Agreement shall not apply to any information or material that is covered by the attorney-client privilege or attorney work product privilege. The foregoing shall not be deemed to waive any joint interest or other privilege that may apply to information or materials provided hereunder. In the event that a party withholds such privileged materials, it shall take steps as reasonably necessary to attempt to provide the other party with the information requested without jeopardizing the privileged nature of the material withheld.

ARTICLE XXII - NOTICES

Any notice that is required or permitted to be given under this Agreement will be given to the other party in writing as specified below and will be (i) delivered personally; (ii) sent by email with acknowledgement of receipt; or (iii) sent by courier, recognized overnight delivery service, or certified or registered mail to the following:

If to the Ceding Company:	If to the Reinsurer:

Delaware Life Insurance Company	Hannover Life Reassurance Company of
1601 Trapelo Road, Suite 30	America
Waltham, MA 02451	200 South Orange Avenue, Suite 1900
Attention: General Counsel	Orlando, FL 32801
Attention: General Counsel
Email: Michael.Bloom@delawarelife.com
Email: FSOps@hlramerica.com
(with a copy to FSReporting@hlramerica.com)

ARTICLE XXIII - EXECUTION

In witness whereof, the parties have caused this Agreement to be executed by their duly authorized officers hereto in duplicate in any number of counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

DELAWARE LIFE INSURANCE COMPANY

By:	/s/ Michael K. Moran	By:
Name:	Michael K. Moran	Name:
	please print		please print
Title:	SVP, Chief Accounting Officer	Title:
Date:	11-30-18	Date:

HANNOVER LIFE REASSURANCE COMPANY OF AMERICA

By:	/s/ Jason H. Rickard	By:	/s/ Steve Najjar
Name:	Jason H. Rickard	Name:	Steve Najjar
	please print		please print
Title:	SVP	Title:	EVP
Date:	11/30/18	Date:	11/30/18

SCHEDULE A-1 POLICIES

“Policies” shall include the contracts issued by the Ceding Company prior to the Effective Date with the Policy numbers listed under the tab labeled as “Schedule A” in the file titled

“ScheduleA_final.xlsx” sent via e-mail by Steven Schoen at the Ceding Company to Aaron Kinakin and Jason Rickard at the Reinsurer on June 27, 2018.

A-1-1

SCHEDULE A-2 CERTAIN POLICIES

Policies covered under the Gold/Platinum/Fut/Fut II contracts are those Policies with the Policy numbers listed under the tab labeled as “Policies Subject to Extra 10 bps” in the file titled “ScheduleA_final.xlsx” sent via e-mail by Steven Schoen at the Ceding Company to

Aaron Kinakin and Jason Rickard at the Reinsurer on June 27, 2018.

A-2-1

SCHEDULE B - QUARTERLY SETTLEMENT REPORT

Reinsurance Agreement effective as of January 1, 2018 between Delaware Life Insurance Company and Hannover Life Reassurance Company of America

Accounting Period ending MM/DD/YYYY

Line	Description	ModCo (Variable Account)	Coinsurance (Fixed Account)	Coinsurance (Variable Account)	Total

Policy Balances

A	Account Value

B	Cash Surrender Value

C	Policy Count

D	Gross Statutory Reserve

E	Net Statutory Reserves

F	Reinsurance Reserve Credit				D – E

G	Reinsurance Notional				Max($25 million, F)

H	Hannover Gross Statutory Reserve

I	Standby Reinsurance Notional				H - Max(G, Fixed Account CSV)

Account Value Roll-Forward

J	Account Value – BOP

K	Net Investment Return

L	Policyholder Premium

M	Transfers from Variable to Fixed Account

N	M&E Fees

O	Rider Fees

P	Policy Fees

Q	AV Released on Death

R	AV Released on Annuitization

S	AV Released on Surrender

T	AV Released on Withdrawal

U	Other Changes in AV

V	Account Value – EOP

Policy Cash Flows

W	Policyholder Premiums

X	Transfers from Variable to Fixed Account

Y	Surrender Benefits

Z	Withdrawals

AA	Death Benefits

AB	Annuitization Benefits

Modco Reserve Adjustment

AC	Modco Reserve – BOP

AD	Modco Investment Income

AE	Modco Reserve – EOP

AF	Modco Reserve Adjustment	AE – AC – AD	AE – AC – AD

Reinsurance Cash Flows

AG	Reinsurance Premium

AH	Reinsurance Claim

AI	Expense Allowance

AJ	Modco Reserve Adjustment	AF			AF

AK	Net Reinsurance Result	AG – AH – AI – AJ	AG – AH – AI – AJ	AG – AH – AI – AJ	AG – AH – AI – AJ

AL	Reinsurance Risk Charge				0.5% * G + 0.05% * I

AM	Experience Refund				AK – AL – AP

Loss Carryforward Balance (LCF)

AN	Beginning of Period LCF				AQt-1

AO	Interest on LCF				1.75% * AN

AP	LCF Adjustment				min(AN + AO, AK – AL)

AQ	End of Period LCF				AN + AO – AP

Net Settlement

AR	Net Settlement to/(from) Reinsurer:				AK – AM

SCHEDULE C - OTHER REPORTS

Part I. Quarterly

•	Seriatim listing of the following policy transactions for the Policies, broken down between the Variable Account and Fixed Account components, during the Accounting Period:

•	Gross direct premiums received

•	Transfers from Variable Account to Fixed Account

•	Transfers from Fixed Account to Variable Account

•	Surrender benefits

•	Death benefits

•	Withdrawal benefits

•	Annuitization benefits

•	Seriatim listing of an Account Value roll-forward for the Policies, broken down between the Variable Account and Fixed Account components, during the Accounting Period:

•	Account Value at beginning of period

•	Net investment return/interest credited on Account Value

•	Maintenance & expense fees

•	Rider fees

•	Policy fees

•	Account Value released on death

•	Account Value released on annuitization

•	Account Value released on surrender

•	Account Value released on withdrawal

•	Transfers from Variable Account to Fixed Account

•	Transfers from Fixed Account to Variable Account

•	Other changes in Account Value

•	Account Value at end of period

•	Seriatim listing of Policies including the following fields:

1. Policy Number

2. Plan Code

3. Issue Age

4. Gender

5. Age (calculated using issue date and age at issue)

6. Issue Date

7. Account Value

8. Cash Surrender Value

9. Gross Statutory Reserve

10. Net Statutory Reserve

11. Hannover Gross Statutory Reserve

C-1

Part II Annual

Actuarial memorandum in support of Actuarial Guideline XLIII (VA-CARVM) – due within thirty (30) days of the Ceding Company filing such memorandum with its domiciliary state insurance regulator.

C-2

SCHEDULE D - DAC TAX ADJUSTMENT

The Ceding Company and the Reinsurer hereby agree to the following pursuant to Section 1.8482(g)(8) of the Income Tax Regulations issued December 1992, under Section 848 of the Code, as amended. This election will be effective on the Effective Date and for all subsequent taxable years for which this Agreement remains in effect.

1.	The term “party” will refer to either the Ceding Company or the Reinsurer as appropriate.

2.	The terms used in this Schedule are defined by reference to Regulation Section 1.848-2 in effect December 1992.

3.

The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1).

4.	Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the IRS.

5.

The Ceding Company will submit a schedule to the Reinsurer by May 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Ceding Company stating that the Ceding Company will report such net consideration in its tax return for the preceding calendar year.

6.

The Reinsurer may contest such calculation by providing an alternative calculation to the Ceding Company in writing within twenty (20) Business Days of the Reinsurer’s receipt of the Ceding Company’s calculation. If the Reinsurer does not so notify the Ceding Company, the Reinsurer will report the net consideration as determined by the Ceding Company in the Reinsurer’s tax return for the previous calendar year.

7.

If the Reinsurer contests the Ceding Company’s calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the Reinsurer submits its alternative calculation. If the Ceding Company and the Reinsurer reach agreement on an amount of net consideration, each party will report such amount in their respective tax returns for the previous calendar year. If the Ceding Company and the Reinsurer do not reach agreement on the amount of net consideration within such thirty (30) day period, then the amount of net consideration for such year shall be determined by an independent accounting firm acceptable to both parties within twenty (20) days after the expiration of such thirty (30) day period.

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SCHEDULE E – RESERVE METHODOLOGY

The Actuarial Guideline XLIII (“VACARVM”) modeling is done using MG-Hedge and Triton. A stochastic model was built that projects the assets and liabilities over a 120 quarter time horizon and calculates CTE 70 of the greatest present values of accumulated deficiency without federal income taxes.

The standard scenario (“SS”) model is contained within the same MG-Hedge model, with modifications made for the required SS specific functionality. The basic adjusted reserve (“BAR”) and surrender charge amortization period (“SCAP”) needed for the standard scenario run in MG-Hedge are calculated using the Triton valuation system. The MG-Hedge model is run with seriatim data only.

VACARVM calculation:

For purposes of calculating the VACARVM reserves on the deferred annuity block, the following approach is used:

1. Calculate the basic reserve, BAR and SCAP using MG-Triton valuation software.

2. Put the BAR and SCAP into extracts for use in MG-Hedge on a seriatim basis.

3. Calculate the standard scenario amount according to VACARVM rules, which is floored by the CSV.

4. Calculate the Conditional Tail Expectation amount from the stochastic model.

5. Add the excess of step 4 over step 3 if any, allocated on a policy by policy basis, to the amount calculated in step 3.

The “Gross Statutory Reserve” equals the VACARVM reserve described in the 5 steps above before the effects of the Hannover Agreement (as described below) and net of the Existing Reinsurance (as determined below). The “Net Statutory Reserve” equals (A) the Gross Statutory Reserve less (B) the Hannover Reinsurance Credit (as described below), as calculated and developed above for the effects of the Hannover Agreement.

Existing Reinsurance:

Three treaties for Guaranteed Minimum Death Benefits (“GMDB”) on Regatta Platinum and Futurity II became effective in 1999 whereby a portion of the GMDB reserve was ceded on an YRT basis. Reinsurance is modeled according to the treaties with AXA and London Life. To calculate the impact of reinsurance for the stochastic results, the model is run without any of the reinsurance treaties. Then the treaties are layered on in a series of runs, providing reserve impact for each treaty. The individual reinsurance (London Life) for the standard scenario may create a net reserve of $0 for the GMDB risks. The aggregate reinsurance for the AXA treaties are subtracted from the gross standard scenario reserve.

Hannover Reinsurance (to the extent of any conflict between the description below and the terms of the Agreement to which this Schedule E is attached, the Agreement shall govern):

A reinsurance agreement with Hannover Life Reinsurance Company of America (“Hannover”) became effective on January 1, 2018. The agreement provides for base product (i.e. no living benefits, excess death benefits or riders included under this coverage) coverage through variable annuity separate account modified coinsurance at a 99% quota share and coinsurance coverage with no reinsurance premium at a

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1% quota share. The variable annuity separate account includes only the insulated separate accounts (“S/A”) of Delaware Life Insurance Company (“DLIC”). The agreement also provides for variable annuity fixed account (“Fixed Account”) coinsurance coverage for a quota share of 100% of the base product (i.e. no living benefits, excess death benefits or riders included under this coverage). The Fixed Account includes both the general account portion of the policyholder account value and the noninsulated separate accounts of DLIC.

The projected cash flows of the reinsurance agreement are modeled including an experience refund, while applicable. The experience rating refund terminates on January 1, 2028 and DLIC has the right to recapture the agreement on this date. Therefore, the modeling assumes a recapture on this date. Given the 100% combined quota shares on both the general and separate accounts, the reserve calculations do not require a cash value floor in the quarterly durations prior to January 1, 2028. The cash value floor is used for all duration calculations after that date.

The Hannover assumed reserve is 100% coinsurance of the fixed account Cash Surrender Value, plus 1% coinsurance of the separate account Cash Surrender Value (“Hannover Gross Statutory Reserve”). The reinsurance credit for DLIC is the difference between the CARVM reserve before and after the Hannover agreement. However, for operational reasons, DLIC has adopted a simplified approach that calculates the reinsurance credit (“Hannover Reinsurance Credit”) as the difference between (A) the stochastic modeled reserve without the Hannover agreement with hedging and 100% hedge credit/cost, less (B) the stochastic modeled reserve with the Hannover agreement with hedging and 100% hedge credit/cost. As of January 1, 2018 such simplified approach is conservative in that it can only under-state the reinsurance credit. Furthermore, DLIC caps the reinsurance credit at a maximum of 100% of the Hannover assumed reserve. As a result, the sum of the Hannover assumed reserve and the DLIC net reserve with the Hannover agreement will always be greater than or equal to the DLIC reserve without the Hannover agreement.

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